SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated December 1, 2005 filed by the Company with the Comisión Nacional de Valores.

By letter dated December 1, 2005, the Company reported the following Summary of the resolutions adopted at the captioned Shareholder’s Meeting:

FIVE: TREATMENT AND ALLOCATION OF NET INCOME FOR THE YEAR ENDED JUNE 30, 2005, WHICH AMOUNTED TO $ 76,798,918. - CONSIDERATION OF A CASH PAYMENT OF DIVIDENDS FOR THE TOTAL AMOUNT OF $ 10,000,000.-

It was approved by majority (i) a deduction of a 5% as legal reserve; (ii) a cash payment of dividends for the total amount of $10,000,000; y (iii) the transfer of the balance to the retained earnings account.

SIX: APPROVAL OF FEES PAYABLE TO THE BOARD OF DIRECTORS IN THE AMOUNT OF $2,680,692 FOR THE FISCAL YEAR ENDED JUNE 30, 2005.- TOTAL FEES ACCORDING TO ARTICLE 261 OF LAW 19,550.

The meeting approved by majority the fees payable to the Board of Directors in the amount of $2,680,692 for the duties during the fiscal year ended June 30, 2005.

SEVEN: APPROVAL OF FEES PAYABLE TO THE SUPERVISORY COMMITTEE FOR THE FISCAL YEAR ENDED JUNE 30, 2005.

The meeting unanimously resolved to pay no fees to the Supervisory Committee.

EIGHT: DETERMINATION OF THE NUMBER AND ELECTION OF REGULAR AND ALTERNATE DIRECTORS, AS APPLICABLE.

The meeting resolved by majority to maintain the number of regular and alternate directors, and the re-election as regular directors of Mrs. Eduardo Sergio ELSTAIN y Saul Zang for three periods; and the re-election as alternative directors of Mrs. Gaston Armando LERNOUD, Salvador Dario BERGEL y Juan Carlos QUINTANA TERAN also for three periods, who qualify as non-independent in accordance with the terms of CNV Resolution 400.

NINE: APPOINTMENT OF REGULAR AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE

The meeting resolved by majority to elect Roberto MURMIS, José Daniel ABELOVICH and Marcelo FUXMAN, to act as regular syndics; and María Marta ANZIZAR, Sergio KOLACKZYK and Silvia Cecilia De FEO as alternate syndics, who qualify as independent.

TEN: APPOINTMENT OF CERTIFYING ACCOUNTANT FOR THE NEXT FISCAL YEAR AND DETERMINATION OF RELATED FEES.

The meeting approved by majority to appoint the auditing firms PRICEWATERHOUSE & CO. member of the firm PriceWaterhouseCoopers as certifying accountant of the financial statements for the current 2005/2006 fiscal year, and to establish its fees at $371,300.

ELEVEN: REASONS FOR CALLING THE MEETING BEYOND THE STATED TERM.

The meeting approved by majority the reasons why the meeting was called beyond the statutory term.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: December 1, 2005